

January 14th , 2022

Audrey Mercier
Richter S.E.N.C.R.L./LLP
1981 McGill College
Montreal (Quebec)
H3A 0G6

Re: Exemption Report

In compliance with SEA Rule 17a-5(d), Desjardins Securities International Inc. ("the Firm") attests that it claims an exemption to SEA Rule 15c3-3(k). The Firm operates pursuant to SEA Rule 15c3-3(k)(2)(ii) and is an introducing firm clearing through Pershing LLC.

To the best knowledge and belief of Desjardins Securities International Inc., the exemption provisions of Rule 15c3-3(k)(2)(ii), without exception, have been met during the most recent fiscal year 2021.

On behalf of the Board of directors:



_____
Radek Loudin
Chief Compliance Officer



_____
Craig Brenner
Chief operating Officer

_____
Danny Charette
Financial Officer

Head Office
1170 Peel Street, Suite 300
Montreal, Quebec H3B 0A9
514-841-1273

Securities offered through
Desjardins Securities International Inc.
member FINRA, SIPC